

September 23, 2011

<u>Via E-mail</u>
Mr. Kevin J. Asher
Chief Financial Officer
Calibrus, Inc.
1225 W. Washington Street
Suite 213
Tempe AZ 85281

> **Re:** **Calibrus, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed April 13, 2011**
> **File No. 000-53548**

Dear Asher:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K</u>

<u>Item 7, Management's Discussion and Analysis</u>

<u>Results of Operations, page 28</u>

1. Refer to the fifth and sixth paragraphs of page 28, which states that your current revenue trends were affected by declining call volumes and higher pricing, however such factors are not individually quantified. Please see Financial Reporting Codification § 501.04 and § 501.05 and expand your comparative discussion to address circumstances where line items were affected by combinations of factors. Quantify how much each material factor caused the line item in question to change.

2. In regard to the above comment, you should describe and quantify the material factors
    and causes for the changes in your research and development line items, as required by
    Instruction 4 to Item 303(a) of Regulation S-K.

Financial Statements

Note 1, Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates

JabberMonkey.com, page F-6

3. We note in the software development policy disclosure on page F-7 that you capitalize
    certain software costs in accordance with ASC 985-20 Accounting for the Costs of
    Computer Software to be Sold, Leased or Otherwise marketed. It appears from the
    disclosure on page 15 that you do not sell, lease or licenses the JabberMonkey.com
    website nor do you intend to do so. Please explain to us why you do not account for the
    JabberMonkey.com website development costs in accordance with ASC 350-40 or ASC
    350-50. Refer also to ASC 985-20-55-2 for additional guidance.

4. Similarly, it appears from the disclosure provided in the last paragraph on page 12 that
    your revenue model for Fanatic Fans software application will rely upon advertising
    revenues and not upon revenues from Fanatic Fans software sales, leasing or licensing.
    Refer to ASC 985-20-55-2 and explain for us your consideration of the applicability of
    ASC 350-40 for accounting for Fanatic Fans software development costs in light of your
    business model.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director